WEBSITE MATERIALS

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

ELLIOTT'S LETTER TO THE BOARD OF PHILLIPS 66

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). We have an investment of more than $2.5 billion in Phillips 66 (the "Company" or "Phillips"), making us one of your top five investors.

As you know, this is not the first time we have publicly shared our views on Phillips' opportunities and challenges. In November of 2023, we published a letter to the Board noting the Company's ambitious targets in the areas of operational improvement, portfolio-streamlining and improved capital return to shareholders.

Read Full Letter Here   →



ELLIOTT'S STREAMLINE66 PRESENTATION

February 11, 2025

Download Presentation   →

NOMINEES

Elliott has nominated seven highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.








Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of
ConocoPhillips



Michael A. Heim

One of the founders and
former President and COO of
Targa Resources



Alan J. Hirshberg

Former EVP, Production, Drilling and
Projects at **ConocoPhillips**



Gillian A. Hobson

Former M&A and Capital
Markets Partner at **Vinson &
Elkins,** with significant focus on
midstream transactions



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst
at **Citadel**



John Pike

Partner at **Elliott Investment
Management**

MATERIALS



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Letters

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

March 24, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

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Email Address →



©2025 Elliott Investment Management L.P. All rights reserved
Privacy Policy | Disclaimer

  

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 24, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 24, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 24, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 24, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 24, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





PRESS RELEASES







Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025

Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025

Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address       →

STREAMLINE **66**



Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 24, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 24, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 24, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 24, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 24, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





MATERIALS

March 25, 2025

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

Seeks an Order Requiring That Four Board Seats Be Up for Election at Phillips' 2025 Annual Meeting

Asserts Company Has Demonstrated a Pattern of Gamesmanship and Poor Corporate Governance

Requests Expedited Proceedings in Delaware Chancery Court

WEST PALM BEACH, FLA. (March 25, 2025) – Elliott Investment Management L.P. ("Elliott"), which manages funds that together have an investment of more than $2.5 billion in Phillips 66 (NYSE: PSX) (the "Company" or "Phillips"), today filed a lawsuit in the Court of Chancery of the State of Delaware (the "Court") against the Company and its Board of Directors (the "Board").

The complaint seeks an order requiring that four board seats be up for election at Phillips' 2025 Annual Meeting of Shareholders (the "Annual Meeting"). After receiving Elliott's notice of director nominations, on February 18 Phillips announced that two sitting directors previously in the 2025 class, Gary Adams and Denise Ramos, would not stand for reelection, and that the size of the Board would be reduced from 14 to 12 directors after the Annual Meeting. As a result, there would only be two seats up for election in the 2025 class and then five in each of the 2026 and 2027 classes – which Elliott argues in the complaint is in violation of the Company's governing documents requiring director classes to be equalized.

Despite Elliott privately requesting confirmation, Phillips has still not disclosed how many seats will be up for election or who its nominees will be, requiring Elliott to file a complaint in order to preserve its shareholder rights. The Company's current gamesmanship around its directors follows the Company's previous failure to honor its representations made to Elliott – dating back to February 2024 – that it would appoint a mutually agreed-upon director with energy experience. In its complaint, Elliott states that if the Company ends its defensive maneuvers and confirms that at least four director seats will be up for election at the 2025 Annual Meeting, Elliott intends to withdraw the complaint and no longer proceed with the litigation.

This preference for gamesmanship and disregard for stockholder rights demonstrated by Phillips reinforces why change is urgently needed on the Board in order for the Company to achieve its full value-creation potential. On March 4, Elliott announced a slate of seven highly qualified director candidates with complementary backgrounds and experience related to improving refining and midstream operations, evaluating complex strategic transactions and enhancing corporate governance. Prior to the filing of Elliott's definitive proxy materials, Elliott will identify the final slate of director candidates that will stand for election at the Annual Meeting.

For more information, please visit Streamline66.com.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025

Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of the date hereof, Elliott holds a 5.7% economic interest in the Company. As of the date hereof, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of the date hereof, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of the date hereof, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of the date hereof, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

About Elliott

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $72.7 billion of assets as of December 31, 2024. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

Download Press Release →

SUBSCRIBE TO RECEIVE UPDATES

Email Address →





STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh



Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 24, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 24, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 24, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 24, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 24, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.





MATERIALS

March 24, 2025

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

DEAR PHILLIPS 66 SHAREHOLDER,

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. ("Elliott"). **Like you, we are investors in Phillips 66.**

We believe Phillips 66's stock price is deeply undervalued today. We have a clear plan ("Streamline 66") to ensure Phillips 66 realizes its full potential – but we **need your help to put it into action.**

Next week, you'll have the opportunity to vote for four highly-qualified candidates for Phillips 66's Board and send a powerful message to the Company that it must pursue the Streamline 66 plan – which could **boost the stock price 65% or more.**

Don't just take our word for it: Elliott has a history of helping similar companies improve their business and stock performance.

We see a potential gain of 65% or more to Phillips 66's stock price from the "Streamline 66" plan.

$120
$200 (2)
UPSIDE +65%
Unaffected Stock Price (1)
STREAMLINE 66

(1) Source: Bloomberg as of February 7, 2025. (2) Price target is based on Elliott's internal calculations. More information and analysis can be found at Streamline66.com.

REPRESENTATIVE COMPANIES WHERE ELLIOTT HAS HELPED IMPROVE PERFORMANCE









Marathon HESS nrg SUNCOR ENERGY

PEER CASE STUDY: MARATHON PETROLEUM

LIKE IN ELLIOTT'S ENGAGEMENT WITH MARATHON, PHILLIPS 66 CAN BE RESTORED TO A TOP-PERFORMING COMPANY WITH RETURNS TO MATCH

After working with Elliott, Marathon Petroleum's Board and management acted decisively to create a more focused and efficient organization. Marathon stock has dramatically outperformed its peers since mid 2019.



Implemented governance enhancements, including a new director selected in consultation with Elliott

Transitioned to new executive leadership

Reduced operating costs by >$1B across the business, while also improving commercial performance and boosting profit margins

Sold Speedway retail segment, generating $17B in net proceeds to support a best-in-class capital return program and an investment-grade balance sheet

MARATHON PETROLEUM TOTAL SHAREHOLDER RETURN VS. PEERS



Before Elliott Involvement -21%
(Sep 1, 2017 – Sep 24, 2019)

Since Elliott Involvement +149%
(Sep 24, 2019 – Feb 7, 2025)

Since Leadership Change +495%
(Mar 17, 2020 – Feb 7, 2025)

Source: Bloomberg. Based on average of peers Valero and Phillips 66





Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, "Elliott"), has filed a preliminary proxy statement and accompanying **GOLD** universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders of Phillips 66, a Delaware corporation ("Phillips" or the "Company").

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are Elliott Investment Management L.P. ("Elliott Management"), Elliott Associates, L.P. ("Elliott Associates"), Elliott International, L.P. ("Elliott International"), The Liverpool Limited Partnership ("Liverpool"), Elliott Investment Management GP LLC ("EIM GP"), Paul E. Singer, Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, Alan J. Hirshberg, Gillian A. Hobson, Stacy D. Nieuwoudt and John Pike.

As of March 24, 2025, Elliott holds a 5.7% economic interest in the Company. As of March 24, 2025, Elliott Management, the investment manager of Elliott Associates and Elliott International (together, the "Elliott Funds") with respect to investments in the Company by the Elliott Funds and/or their respective subsidiaries, beneficially owns 19,900,000 shares of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), including 15,725,000 shares of Common Stock and 4,175,000 shares of Common Stock underlying certain derivative agreements in the form of physically settled swaps held by the Elliott Funds (the "Physically Settled Swaps"). As of March 24, 2025, the Elliott Funds are party to certain notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 920,500 shares of Common Stock (the "Cash Settled Swaps") and certain exercisable over-the-counter American-style cash settled call option contracts referencing an aggregate of 2,500,000 shares of Common Stock having a strike price of $135.00 and expiring on June 20, 2025 (the "Cash Settled Call Options", and together with the Physically Settled Swaps and the Cash Settled Swaps, collectively, "Derivative Agreements"). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by Elliott Management, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of Elliott Management. Mr. Singer is the sole managing member of EIM GP. As of March 24, 2025, Mr. Cornelius may be deemed to beneficially own 20,000 shares of Common Stock, which are held jointly in an account with his spouse, and Mr. Hirshberg may be deemed to beneficially own an aggregate of 27,018 shares of Common Stock, which are held personally and through two estate planning vehicles of which he serves as trustee and co-general partner, respectively. As of March 24, 2025, neither Mses. Nieuwoudt or Hobson, nor Messrs. Coffman, Heim or Pike beneficially own any shares of Common Stock.

